GOTTSCHALKS

FOR: **GOTTSCHALKS INC.**

CONTACT: Gregory Ambro
Chief Financial Officer
(559) 434-4800

Financial Dynamics:
Leigh Parrish, Jordan Goldstein
(415) 439-4521

DISTRIBUTION: N. CA NEWSLINE AND FAX & EMAIL LISTS: SFGOT & ESFGOT

FOR RELEASE ON TUESDAY, AUGUST 24TH, 2004 at 1:05 P.M. PDT

GOTTSCHALKS REPORTS IMPROVED SECOND QUARTER
FISCAL 2004 FINANCIAL RESULTS

~ Company Raises Full-Year Earnings Guidance ~

FRESNO, CA – August 24, 2004 – Gottschalks Inc. (NYSE: GOT), today reported financial results for the second quarter of fiscal 2004. Net income for the second quarter was $350,000, or $0.03 per diluted share, compared to net income of $25,000, or breakeven earnings per diluted share, for the second quarter of fiscal 2003. For the first six months of fiscal 2004, the Company reported a net loss of $1.8 million, or $0.14 per diluted share, versus a net loss of $4.0 million, or $0.31 per diluted share, reported for the comparable period last year. Gottschalks reported net income from continuing operations for the second quarter of fiscal 2003 of $332,000, or $0.03 per diluted share, and for the first six months of 2003 a net loss of $3.2 million, or $0.25 per diluted share.

As previously reported, second quarter same store sales decreased 1.3% from the same period of the prior year. Total sales decreased 2.8% to $147.8 million from $152.0 million, including sales from closed stores, for the same period of fiscal 2003. For the quarter, the Company operated four fewer stores compared to the same period in fiscal 2003. Year to date same store sales increased 1.6%, while total sales were $292.3 million, essentially even with $292.6 million for the same period last year. On a year to date basis the Company operated seven fewer stores compared to the same period of 2003.

Mr. Jim Famalette, president and chief executive officer of Gottschalks, commented, "Overall, we were pleased with our results for the second quarter. Traditionally we have experienced losses in the second quarter of the year. Despite softer than anticipated sales, our bottom line net results were the best for a second quarter in more than fifteen years. Our gross margin was somewhat impacted by lower sales, as we continued to implement a mark down strategy focused on maintaining strong inventory controls. However, as part of our effort to improve our merchandise flow through better planning and allocation, we ended the quarter with nearly three percent less inventory on a comparable basis and continued to improve our inventory turn.

"We are generating results from our strategic and financial initiatives implemented at the start of the year in line with our plan. Reflecting the success of our key major brand initiatives, better sportswear has been one of our strongest performing merchandise categories in the first half of the year. We also remain pleased with the performance to date of our new Bridal & Gift Registry system. The refinancing we completed in March is indeed generating the anticipated interest expense savings. Additionally, the Company's debt was further reduced $21.4 million, or 17.3%, on a year-over-year basis.

Mr. Famalette concluded, "We are pleased to have entered the third quarter with inventory levels below the same time last year. We anticipate our improved inventory position will allow us to be more opportunistic in our purchasing and we expect to see an improved gross margin in the third quarter. In mid-September Gottschalks will celebrate its 100th Anniversary. We are excited about the marketing campaign we have planned centered around our centennial. Due to planned marketing initiatives during the quarter and lower levels of clearance inventory we anticipate September and October will generate better sales results than August. Currently we expect third quarter comparable store sales to increase approximately 1% to 2% from the same period in the previous year. Based on the results we achieved in the first half of the year and our continued commitment to our business objectives, we have raised our earnings forecast and now anticipate generating fiscal 2004 diluted earnings per share in the range of $0.41 to $0.43."

Supplemental Operating Data:
In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for closed stores are reported in the condensed consolidated financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	July 31, 2004	**August 3, 2003**	**July 31, 2004**	**August 3, 2003**
Sales				
Continuing operations	$147,776	$149,757	$292,309	$287,672
Discontinued operations	0	2,215	0	4,920
Total	$147,776	$151,972	$292,309	$292,592
Gross Margin				
Continuing operations	$52,292	$53,455	$102,006	$100,030
Discontinued operations	0	768	0	1,685
Total	$52,292	$54,223	$102,006	$101,715
Selling, general and administrative expenses				
Continuing operations	$48,535	$48,248	$97,776	$96,378
Discontinued operations	0	848	0	2,233
Total	$48,535	$49,096	$97,776	$98,611
Net income (loss)				
Continuing operations	$350	$332	($1,739)	($3,230)
Discontinued operations	0	(307)	(20)	(731)
Total	$350	$25	($1,759)	($3,961)

Pursuant to guidance in the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement," the Company will restate its balance sheets as of January 31, 2004 and February 1, 2003, each of the interim balance sheets in the year ended January 31, 2004, and its first quarter ended May 1, 2004 balance sheet to reclassify the borrowings under its revolving credit agreement previously reported as long term liabilities to current liabilities. The Company's revolving credit facility requires a lock-box arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the revolving credit facility, and contains a subjective acceleration clause, which allows the Company's lenders to forego additional advances should they determine there has been a material adverse effect in the Company's operations or its financial position. The restated balance sheets will have no impact on the Company's previously reported net income, the debt covenants under the credit agreement or its ability to draw on existing facilities.

Earnings Teleconference and Webcast
Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the second quarter of fiscal 2004. To access the call, dial 800-540-0559. If you are unable to participate in the call, a replay will be made available through August 31, 2004. To access this service, please dial 888-566-0831. No passcode is required for the live call or replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 63 department stores and 10 specialty apparel stores in six western states, including California (39), Washington (12), Alaska (6), Oregon (2), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements
This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables follow)

GOTTSCHALKS INC.
CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(unaudited)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended	
	July 31, 2004	**August 2, 2003**	**July 31, 2004**	**August 2, 2003**
Net sales	$147,776	$149,757	$292,309	$287,672
Net credit revenues	753	588	1,592	2,063
Net leased department revenues	727	727	1,479	1,481
Total revenues	149,256	151,072	295,380	291,216
Costs and expenses:				
Cost of sales	95,484	96,302	190,303	187,642
Selling, general and administrative expenses	48,535	48,248	97,776	96,378
Depreciation and amortization	2,957	3,318	6,035	6,657
Total costs and expenses	146,976	147,868	294,114	290,677
Operating income	2,280	3,204	1,266	539
Other (income) expense:				
Interest expense	2,170	3,381	5,044	6,782
Miscellaneous income	(465)	(683)	(927)	(1,114)
	1,705	2,698	4,117	5,668
Income (loss) before income taxes	575	506	2,851	(5,129)
Income tax expense (benefit)	225	174	(1,112)	(1,899)
Income (loss) from continuing operations	350	332	(1,739)	(3,230)
Discontinued operations				
Loss from operations of closed stores		(162)		(659)
Loss on store closures		(304)	(31)	(450)
Income tax benefit		(159)	(11)	(378)
Loss on discontinued operations		(307)	(20)	(731)
Net income (loss)	$350	$25	($1,759)	($3,961)
Net income (loss) per common share – basic and diluted				
Income (loss) from continuing operations	$0.03	$0.03	($0.14)	($0.25)
Loss on discontinued operations	$0.00	($0.03)	$0.00	($0.06)
Net income (loss) per common share	$0.03	$0.00	($0.14)	($0.31)
Weighted average # of common shares outstanding				
Basic	12,904	12,818	12,893	12,809
Diluted	13,266	12,895	12,893	12,809

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	July 31, 2004	January 31, 2004	August 2, 2003
ASSETS			
CURRENT ASSETS:			
Cash	$5,473	$5,172	$5,982
Receivables – net	4,062	9,145	5,806
Merchandise inventories	168,269	156,458	178,092
Other	9,614	10,849	13,242
Total current assets	187,418	181,624	203,122
PROPERTY AND EQUIPMENT – net	127,447	129,832	134,531
GOODWILL – NET	7,501	7,501	7,501
OTHER INTANGIBLES – NET	829	854	677
OTHER LONG-TERM ASSETS	5,579	4,180	5,511
	$328,774	$323,991	$351,342
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and other current liabilities	$69,106	$67,942	$72,812
Revolving line of credit (1)	72,259	51,009	76,439
Current portion of long-term obligations	6,302	3,725	4,340
Total current liabilities	147,667	122,676	153,591
LONG-TERM OBLIGATIONS (less current portion):			
Notes and mortgage loans payable	19,019	35,596	36,527
Capitalized lease obligations	4,844	5,706	6,541
	23,863	41,302	43,068
DEFERRED INCOME TAXES & OTHER LIABILITIES	28,385	29,511	30,105
SUBORDINATED NOTE PAYABLE TO AFFILIATE	22,180	22,180	22,160
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	106,679	108,322	102,418
	$328,774	$323,991	$351,342

(1) Borrowings under the Company's revolving credit agreement previously reported as long term liabilities, amounting to $50.0 million and $60.0 million at January 31, 2004 and August 2, 2003 respectively, have been restated to current liabilities pursuant to guidance in the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 95-22, "*Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement*."